Exhibit 2.1


                      ASSET PURCHASE AGREEMENT



     THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made this 8th day of July, 1998, by and between SCHNEIDER NATIONAL, INC., a Wisconsin corporation (hereinafter, the "Purchaser"), and BUILDERS TRANSPORT, INC., and its subsidiaries: BUILDERS
TRANSPORT INCORPORATED, CCG CORP., INC., BUILDERS TRANSPORT OF
TEXAS, INC., ALSTAFF, INC., APPLIED LOGISTIC SYSTEMS, INC., and
GRAND PRAIRIE LAND COMPANY, INC., (hereinafter referred to collectively as the "Debtor" and the "Seller").

                    W I T N E S S E T H:
                    --------------------

     WHEREAS, on May 21, 1998, Seller filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division, ("the Bankruptcy Court"), Case Nos. 98-68798 through 98-68804, which actions were jointly administered under Case No. 98-68798,

     WHEREAS, the Seller is currently a Chapter 11 Debtor and Debtor-in-Possession under Title 11 of the United States Code;

     WHEREAS, on June 30, 1998, pursuant to Order of the Bankruptcy Court Approving Bidding Procedures in Connection With The Sale of Debtor's Assets, an auction of substantially all of the assets of the Debtor was conducted and approved by the Bankruptcy Court. Schneider was ultimately the highest bidder and Schneider's Offer (the "Offer") was accepted by the Debtor and approved by the Bankruptcy Court. Attached hereto as Exhibit "A" is a true and correct copy of the Offer, which was clarified and explained on the record, and such clarifications and explanations are incorporated herein by reference;

     WHEREAS, the terms of the Offer contemplate Execution of this definitive Asset Purchase Agreement by July 8, 1998.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, the parties hereto agree as follows:


                          ARTICLE I
                   PURCHASE AND SALE OF ASSETS
                   ---------------------------

In reliance upon the representations, warranties and agreements hereinafter set forth, and in accordance with the terms and subject to the conditions hereinafter set forth:





1.1 Definitions. Certain terms are defined in various sections of this Agreement. In addition the following terms have the definitions set forth herein:

     (a) "Designated Accounts Receivable" As used herein, the term "Designated Accounts Receivable" shall mean the amount of Trade
Accounts Receivable as of the FRD excluding (i) 90 day aged Trade
Accounts Receivable and excluding (ii) accounts receivable identified in Section 4.3 of this Agreement;

     (b)  "Financial Responsibility Date" ("FRD") means 12:01 a.m.,
July 11, 1998;

     (c) "Trade Accounts Receivable" means accounts receivable generated with respect to the transportation of freight including ancillary as well as line haul charges, and shall include such amounts with respect to: (i) In-Transit Loads and (ii) loads delivered but remaining unbilled in the ordinary course;

     (d) "In-Transit Load" means a load which has been placed in or on a trailer as the case may be, and has been removed from the shipper facility but which have not been delivered as of the FRD, regardless of whether such load was in fact in motion as of the FRD.

     (e)  "Closing Date" means July 31, 1998.

1.2 Purchase and Sale of Assets. Seller hereby agrees to sell, transfer, assign, convey and deliver to Purchaser, or its designee or assignee, free and clear of any lien or other claim pursuant to 11 U.S.C. 363(f) and Purchaser, or its designee or assignee, hereby agrees to purchase and acquire from Seller all assets, privileges, rights, interests and claims of Seller, whether real or personal, tangible or intangible, of every type and description, excluding only those assets defined as Excluded Assets in Section 1.3 below (the "Purchased Assets"). The Purchased Assets include, but are not limited to, the following:

     (a)  all Trade Accounts Receivable as of the Closing Date;

     (b) all proceeds of Trade Accounts Receivable received subsequent to the FRD, such proceeds to be held by The CIT Group/Business Credit, Inc. ("CITBC") subject to its security interest, in a segregated interest bearing account and delivered to Purchaser at Closing or credited at Closing to the Purchase Price, together with earned interest;

     (c) all rolling stock owned free and clear of liens by Seller or in which either CITBC or The CIT Group/Equipment Financing, Inc. ("CITEF") asserts a first priority security interest
(the "Seller Owned Rolling Stock"),consisting of at least 66 tractors and 3489 trailers;

     (d) all real estate owned by the Seller as reflected on the March 31, 1998 Balance Sheet (the "Real Property");

     (e) all non-rolling stock personal property assets of the Seller, including but not limited to general office furniture, fixtures, computer systems (including software) and other office equipment, books and records, as well as machinery, equipment, tools, inventories of supplies and spare parts and the like wherever located; including, but not limited to, the inventory of personal property. The Purchaser agrees to provide the Debtor, and any subsequently appointed Trustee, reasonable access to the books and records of Seller provided that such request shall not unreasonably interfere with the operations or activities of the Purchaser subsequent to closing;

     (f) all general intangibles, including without limitation, all plates, permits, operating authorities, trade names and trademarks, contract rights, customer lists, driver lists and the right to employ Seller's employees;

     (g) all claims of the Seller against third parties, including, without limitation, tax refunds and all bankruptcy avoidance claims, except as otherwise provided. The Debtor and the Creditors' Committee shall fully cooperate with the Purchaser so that any avoidance action filed by the Purchaser may be pursued in the name of the Estate or the Creditors' Committee.

At Closing all liens or claims with respect to the real property and the liens and claims of CITBC and CITEF shall be paid in full and satisfied.

1.3 Excluded Assets. Notwithstanding the foregoing, Purchaser shall not purchase or receive or be under any obligation with respect to the "Excluded Assets". For purposes of this Agreement, "Excluded Assets" shall mean the following assets of
Seller:

     (a) the cash or cash equivalents of the Seller as shall exist as of close of business on July 10, 1998;

     (b) D and O claims against individuals not employed by the Purchaser as of the Closing Date;

     (c) claims against lenders or lessors including claims arising under 11 U.S.C. 544-550, 506;

     (d) all leased rolling stock and all other rolling stock owned by Seller in which any creditor other than CITBC or CITEF holds a security interest, and any proceeds of such leased rolling stock and such owned rolling stock.

1.4 Purchase Price. In consideration of the purchase of the Purchased Assets, the Purchaser shall pay to the Seller the sum of Forty-One Million Seven Hundred Eighty-Nine Thousand Four Hundred Sixty-One and 00/100 Dollars $41,789,461.00 (the "Purchase Price"), payable as set forth below, subject to specified adjustments and credits:

     a) Upon execution hereof, $500,000.00, payable from the funds previously deposited by Purchaser with Holland & Knight, LLP, on or about June 29, 1998;

     b) On the Closing Date, July 31, 1998, Purchaser shall pay to Seller the sum of Thirty-Nine Million Two Hundred Eighty-Nine
Thousand Four Hundred Sixty-One and No/100 Dollars ($39,289,461.00) in cash or other immediately available funds;

     c) On the Closing Date, July 31, 1998, Purchaser shall pay into escrow the sum of Two Million and 00/100 Dollars ($2,000,000.00) to be held in a mutually agreeable escrow until any adjustments or credits are made or applied to the Purchase Price, as defined in Paragraph 1.5, below.

1.5  Adjustments to Purchase Price.   The Purchase Price shall be
adjusted as follows:

     a) Missing or destroyed Seller-Owned Rolling Stock. For each seller-owned tractor or trailer (numbering 66 and 3489, respectively) "missing" or "destroyed", as such terms are defined at Paragraph 5 of the Offer, the Purchase Price shall be reduced by $25,000 and $3,500, respectively less the proceeds of casualty insurance received by Purchaser on behalf of such tractors or trailers.

     b) Uncollectible Trade Accounts Receivable Due to Justified
Set-Offs. The Purchase Price shall be reduced on a dollar for dollar basis to the extent that Accounts Receivable are uncollectible due to justified set-offs resulting from actions occurring or arising prior to the FRD.

     c) Designated Accounts Receivable.

     i) If the amount of Designated Accounts Receivable is less than $22 million, the Purchase Price shall be reduced at a rate of 66
2/3 cents for each dollar of deficit below $22 million, and on a dollar for dollar basis for each dollar of deficit below $20 million.

     ii) If actual collections by Purchaser with respect to Designated Accounts Receivable plus 90 day aged Trade Accounts Receivable exceed $22 million, the Purchase Price shall be increased at a rate of 50 cents for each dollar of such excess amount.

     d) Ceiling on Certain Purchase Price Adjustments. The maximum reduction in Purchase Price under subparagraphs (a), (b) and (c) shall be $1,500,000.

1.6 Credits Against Purchase Price. Purchaser shall be entitled to credits against the Purchase Price for the following:

     a) Funded Amounts For Loads Delivered Prior to the FRD and Flat Bed Division In-Transit Loads. To the extent that Purchaser elects to fund driver payroll or other costs or expenses with respect to: (i) loads delivered prior to the FRD and (ii) Flat
Bed Division In-Transit Loads, Purchaser shall receive credit against the Purchase Price on a dollar for dollar basis, plus interest on each advance on a per diem basis to the Closing Date, calculated at a rate of 9.5% per annum.

     b) Other Funded Expenses of Seller. To the extent that Purchaser elects to fund payment of any other administrative cost or expense of Seller, pursuant to the terms of this agreement or otherwise, Purchaser shall receive credit against the Purchase
Price on a dollar for dollar basis, plus interest on each advance on a per diem basis to the Closing Date, calculated at a rate of 9.5% per annum.

     c) Assumed Unpaid Vacation and Sick Leave. If Purchaser elects to employ any of Seller's employees and assumes any unpaid vacation or sick leave accruing prior to the FRD in connection with such employees, Purchaser shall receive credit against the Purchase Price on a dollar for dollar basis.

1.7 Prorations With Respect to Real Estate Purchased. Purchaser may in its sole discretion refuse to acquire any or all of Seller's Real Property without adjustment to the Purchase Price. At the Closing, all ad valorem property taxes, water and sewer charges and assessments of any kind on the real estate actually purchased, for the year of the Closing shall be prorated between the Purchaser and the Seller as of midnight of the Closing Date. Such proration shall be based upon the latest ad valorem property tax, water, sewer charge and assessment bill available. If upon receipt of the actual ad valorem property, tax, water, sewer and assessment bills for the real estate actually purchased, such proration is incorrect, then, either the Purchasers or Seller shall be entitled, upon demand, to receive such amounts from the other as may be necessary to correct such malapportionment. This obligation so to correct such malapportionment shall survive the Closing and not be merged into any documents delivered pursuant to the Closing.

1.8 No Assumption of Liabilities. Except as expressly provided herein, Purchaser shall assume no liability or obligation of Seller of any kind or description, whether known or unknown, contingent or fixed, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated or due or to become due, including, but not limited to (a) any liability or obligation of the Seller arising out of, resulting from, or incident to, the results of Seller's operations prior to the FRD or, with respect to any operations of the Flat Bed Division, after the FRD; and
(b) for any legal or accounting fees or expenses of the Seller.

1.9 Allocation of Purchase Price. The purchase price for the Purchased Assets shall be allocated as determined by the Purchaser, in its sole discretion. Purchaser shall provide Seller with information regarding the allocation within thirty
(30) days of the date hereof. The parties hereto agree that they will not take any position inconsistent with such allocation for Federal or state income tax purposes.


                          ARTICLE II
           REPRESENTATIONS AND WARRANTIES OF THE SELLER
           --------------------------------------------

The Seller represents and warrants to Purchaser, the following:

2.1  Authority.   The execution and delivery by the Seller of
this Agreement and all other agreements and instruments to be executed by the Seller, the performance by the Seller of its covenants and agreements hereunder and thereunder, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action or the Bankruptcy Court. This Agreement and each and every agreement, document or instrument to be executed, delivered and performed by the Seller in connection with this Agreement, constitute, or will, when executed and delivered, constitute, valid and binding obligations of the Seller, as the case may be, enforceable in accordance with their terms, subject as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally from time to time in effect.

2.2  Ownership of Assets.

     a) The Seller owns and has good and marketable title to the Purchased Assets.


                         ARTICLE III
           REPRESENTATION AND WARRANTIES OF PURCHASER
           ------------------------------------------

Purchaser represents and warrants to Seller the following:

3.1 Due Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin, and has the full power and authority to conduct its business as presently conducted and, subject to regulatory approval to operate the Purchased Assets subsequent to the execution of this Agreement. The Purchaser has the capacity and authority to execute and deliver this Agreement, to perform under the Agreement and to effect the purchase of the Purchased Assets.

3.2 Authority. The execution and delivery by the Purchaser of this Agreement and all other agreements and instruments to be executed by the Purchaser, the performance by the Purchaser of its covenants and agreements hereunder and thereunder, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action. This Agreement and each and every agreement, document or instrument to be executed, delivered and performed by the Purchaser in connection with this Agreement, constitute, or will, when executed and delivered, constitute, valid and binding obligations of the Purchaser, enforceable in accordance with their terms, subject as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally from time to time in effect.

3.3 No Conflicts. Subject to regulatory approval, the execution, delivery and performance of this Agreement and each and every agreement, document or instrument to be executed, delivered and performed by the Purchaser in connection with this Agreement, will not, with or without the giving of notice or the lapse of time, or both: (i) violate any provision of law, statute, rule or regulation to which it is subject, (ii) violate any order, judgment or decree applicable to it, (iii) conflict with, result in a breach or default under, or cause the termination of (with or without the giving of notice or the passage of time or both), any term or condition of any provision of the Purchaser's articles of incorporation or bylaws or any document, agreement, or other instrument to which the Purchaser is a party or by which it may be bound, or (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind whatsoever upon its assets or the Purchased Assets to be acquired.

                            ARTICLE IV
FINANCIAL RESPONSIBILITY; TREATMENT OF IN-TRANSIT AND OTHER LOADS
-----------------------------------------------------------------

4.1 Load Delivered Prior to FRD. Seller shall remain solely responsible for all costs and expenses with respect to loads delivered prior to the FRD. All accounts receivable generated with respect to such loads shall be conveyed to the Purchaser at Closing, and such accounts receivable shall be included in Designated Accounts Receivable for purposes of Section 1.5(c) of this Agreement.

4.2 Flat Bed In-Transit Loads. Seller shall, at its sole cost and expense, complete delivery to consignee of Flat Bed In-Transit Loads, but Seller has no responsibility for return of
the involved rolling stock.   All accounts receivable generated
with respect to such loads shall be conveyed to Purchaser at Closing, and such accounts receivable shall be included in Designated Accounts Receivable for purposes of Section 1.5(c) of this Agreement.

4.3 Van and Dedicated In-Transit Loads. Purchaser shall pay all costs and expenses incurred after the FRD with respect to Van and Dedicated Division In-Transit Loads. In complete satisfaction of Seller's costs and expenses incurred with respect to such loads prior to the FRD, Purchaser shall, at Closing, pay the sum of $300,000 in addition to the Purchase Price. All accounts receivable generated with respect to such loads shall be conveyed to Purchaser at Closing, and such accounts receivable shall not be included in Designated Accounts Receivable for purposes of
Section 1.5(c) of this Agreement.

4.4 Loads Picked Up After FRD. Purchaser shall be solely responsible for all costs and expenses with respect to loads picked up after the FRD.


                           ARTICLE V
   DESIGNATED CONTINUED OPERATIONS, LEASED FACILITIES,
             AND LEASED TRACTORS AND TRAILERS
   ----------------------------------------------------

5.1 Designated Continued Operations. Purchaser has designated continuation of the Van and Dedicated Division operations of Seller, and shall pay all costs and expenses for such designated operations after the FRD. Conversely, Purchaser has not designated continuation of the Flat Bed Division operations and is not undertaking financial responsibility for any cost or expense of such operations or their discontinuance (e.g. delivery of In-Transit Loads or return of drivers to their domicile) except as otherwise specifically provided herein.

5.2 Lease Facilities. Purchaser has designated certain leased facilities that it intends to use and undertakes such obligations with respect thereto as set forth at Paragraph 6 of the Offer.

5.3 Leased Tractors and Trailers. Purchaser has designated certain leased tractors and trailers that it intends to utilize and undertakes such obligations with respect thereto as set forth in Paragraph 8 of the Offer.

5.4 Return of Leased Tractors and Trailers. Purchasers obligations with respect to return of leased tractors and trailers are as set forth at Paragraph 9 of the Offer.

5.5 Camden Headquarters Building. Purchaser shall be allowed to occupy the Camden Headquarters Building on a shared use basis with Seller for a period of up to four months from the FRD for which Purchaser shall pay 75% of the current monthly rental plus its share of utilities pro rated on an equitable basis.

                            ARTICLE VI
                       TRANSITION SERVICES
                       -------------------

6.1 Purchaser has designated various transition services as well as the number of employees, and, where possible, their identity, hereinafter referred to as "transition service employees".
Seller will attempt in good faith to retain such transition service employees as Seller's employees for a period of up to six months from the FRD, provided however, Purchaser may elect to de-designate all or any portion of such transition services or transition service employees at any time.

6.2 For the period from the FRD until the earlier of (i) six months from the FRD or (ii) de-designation by Purchaser, Purchaser shall reimburse Seller for costs and expenses incurred by Seller with respect to transition service employees during the provision of transition services directed by Purchaser.
Purchaser assumes no liability with respect to any costs or expenses incurred with respect to transition service employees either before the FRD or following de-designation by Purchaser, including, but not limited to, WARN act liabilities, severance, out placement services or unemployment compensation.

6.3 It is specifically understood that while Seller will cooperate with Purchaser in attempting to retain the services of present staff designated by Purchaser, Seller shall not be liable for any loss of such staff or services but Seller will, upon Purchaser's request, attempt in good faith to arrange for replacement services acceptable to Purchaser.


                           ARTICLE VII
                          MISCELLANEOUS
                          -------------

7.1 Executory Contracts. Before the Closing Date, Purchaser may require Seller to assume and assign to Purchaser, at Purchaser's cost and expense, certain executory contracts and leases to which Seller is a party, other than leases with respect to rolling stock and leases of terminal facilities which Purchaser has not designated for continued operation. Seller agrees to file a timely motion to extend the deadline for assumption or rejection of real estate leases with respect to any terminal facilities which have been designated by Purchaser for continued operation.

7.2 WARN Notice. Seller will comply with all notice requirements under 29 U.S.C. 2101 - 2109 (the "WARN Act") and all applicable state law counterparts and will cooperate with Purchaser in connection with such compliance.

7.3 Hart Scott Rodino Act Notice and Filing. As soon as practicable after execution of this Agreement (but no later than July 15, 1998), Purchaser, with Seller's cooperation, will file, or cause to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice pursuant to the Hart Scott Rodino Act ("HSR Act"), and any and all state, federal or foreign regulatory bodies or agencies, the notification and documentary material required in connection with this transaction. Thereafter, Seller shall, with Purchaser's cooperation, promptly file any additional information requested as soon as practicable after receipt of a request for additional information under the HSR Act or any other regulatory filing. Seller shall coordinate and cooperate with Purchaser in exchanging such information and providing such reasonable assistance as may be requested in connection with such filings.

7.4  Actions of Purchaser.   Purchaser will not take any action
which would result in a breach of its representations and warranties hereunder. Furthermore, Purchaser shall cooperate with Seller and use its best efforts to cause all of the conditions to the obligations of Purchaser and Seller under this Agreement to be satisfied on or prior to the Closing Date.

7.5 Deliveries by Seller. Concurrently with the execution hereof, Seller shall deliver to Purchaser the following:

     a) Bills of sale, deeds, instruments of transfer, assignment and conveyance and other instruments in form and substance reasonably satisfactory to Purchaser to convey, transfer and assign to Purchaser and effectively vest in Purchaser good and marketable title to the Purchased Assets including, without limitation, Deeds and Certificates of Title, in proper form for transfer, for the purpose of transferring legal title to:

     (i) all the Rolling Stock;
     (ii) all Real Estate parcels;
     (iii) all Non-Rolling Stock Personal Property Assets.

     b) In consideration for payment at Closing of the indebtedness of Seller to CITBC and CITEF, those entities shall provide mortgage satisfactions with respect to all real estate purchased by Purchaser, UCC termination statements with respect to their security interest and deliver certificates of title with respect to all rolling stock in which they hold a security interest.

7.6 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given when either personally served, sent by facsimile, or mailed by certified or registered mail, return receipt requested or by any express mail or courier service:

     a)   If to the Seller:

          Mr. Michael Guthrie
          Chief Financial Officer
          Builders Transport, Inc.
          2029 West DeKalb Street
          Camden, South Carolina 29020

          Dennis Connolly, Esq.
          Alston & Bird
          One Atlantic Center
          1201 W. Peachtree Street
          Atlanta, Georgia 30309

          Donald L. Rickertsen, Esq.
          Holland & Knight LLP
          1201 West Peachtree Street
          Suite 2000
          Atlanta, Georgia 30309-3400

     b)   If to Purchaser:

          Mr. Thomas E.  Vandenberg, Esq.
          General Counsel
          Schneider National, Inc.
          3101 S. Packerland Drive
          Green Bay, Wisconsin 54304

          with a copy to:
          Cashin, Morton & Mullins
          Two Midtown Plaza, Suite 1900
          1360 Peachtree Street, N.E.
          Atlanta, Georgia  30309
          Attention: David W. Cranshaw, Esq.

     c)   If to CITBC or CITEF
          Gerald K. Brown, VP
          The CIT Group/Business Credit, Inc.
          1200 Ashwood Parkway
          Suite 150
          Atlanta, Georgia 30338

          with a copy to:
          Christopher L Carson, Esq.
          Paul Burke O'Hearn, Esq.
          Jones, Day, Reavis & Pogue
          3500 SunTrust Plaza
          303 Peachtree Street, N.E.
          Atlanta, Georgia 30308-3242

or to such other address or to such other persons as the parties shall have last designated by written notice to the other parties.

7.7 Entire Agreement. This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreements between the parties executed with or after this Agreement and provided that the provisions of this Agreement are not intended to abrogate any undertaking of the parties hereto with respect to the Equipment Creditors as set forth in the Offer, as clarified and explained on the record. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

7.8 Parties Bound By Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding on the parties hereto and the respective successors and assigns thereof.

7.9 Counterparts and Headings. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument. The titles and headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

7.10 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefit thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

7.11 Expenses. Except as otherwise provided herein, the Seller, on the one hand, and the Purchaser, on the other hand, shall each pay all costs and expenses incurred by them or on their behalf in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own accountants and counsel.

7.12 Good Faith; Further Assurances; Cooperation. Each party shall do such things as may be reasonably requested by another party hereto in order more effectively to consummate or to document the transactions contemplated by this Agreement. The parties shall cooperate fully with each other and their respective counsel and accountant or designees in connection with any steps required to be taken as part of their respective obligations under this Agreement.

7.13 Governing Law. This Agreement shall be construed in accordance with the governed by the laws of the State of Georgia.

7.14 Further Assurances. The parties agree that they shall execute and deliver any and all additional writings, instruments, and other documents contemplated hereby or referred to herein and shall take such further action as shall be reasonably required in order to effectuate the terms and conditions of this Agreement.

7.15 Brokerage. The Purchaser and the Seller each represent and warrant to the other that, to its knowledge, no person has any claim for a brokerage or finder's fee or commission or similar compensation in connection with the negotiation, execution or consummation of this Agreement or the sale of the Business to Purchaser. The Purchaser and the Seller agree that should any claim be made by any person for such commissions or fees arising from or on account of any conduct of the Purchaser or its representatives, or the Seller or its representatives, then the Purchaser or the Seller, respectively, will hold the other free and harmless from any liabilities and expenses (including but not limited to reasonable counsel fees), in connection therewith, and will promptly pay same.

7.16 Severability. In the event any provision, paragraph or section of this Agreement shall be adjudged invalid for any reason, such adjudication shall not affect the enforceability of any of the other provisions, paragraphs and sections, which shall remain in full force and effect.


IN WITNESS WHEREOF, the parties hereto have caused these presents to be signed, sealed and delivered as of the date first set forth above.

SELLER:

BUILDERS TRANSPORT, INC.


/s/ Michael Guthrie
--------------------------------
Michael Guthrie
Chief Financial Officer

[CORPORATE SEAL]


PURCHASER:

SCHNEIDER NATIONAL, INC.


/s/ Thomas A. Gannon
--------------------------------
Thomas A. Gannon
Chief Financial Officer

[CORPORATE SEAL]

The undersigned entities, CITBC and CITEF, acknowledge their approval of the terms and conditions of the Asset Purchase
Agreement and acknowledge the obligations of CITBC and CITEF with respect to the provisions of Sections 1.2(b) and 7.5(b) of the Asset Purchase Agreement.

The CIT Group/Business Credit, Inc.


/s/ Jerrold K. Brown
--------------------------------
Gerald K. Brown
Vice President

[CORPORATE SEAL]

The CIT Group/Equipment Financing, Inc.


/s/ Dana Hammond
--------------------------------
Dana Hammond
Vice President

[CORPORATE SEAL]